                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3

                      (RULE 13e-100) TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                U.S. VISION, INC.
                              (Name of the Issuer)

                                U.S. VISION, INC.
                             KAYAK ACQUISITION CORP.
                             GEORGE E. NORCROSS, III
                            WILLIAM A. SCHWARTZ, JR.
                               SANDRA T. NORCROSS
                             JOSEPH J. ROBERTS, JR.
                          INDIANA PACIFIC CAPITAL TRUST
                               PHILIP A. NORCROSS
                                GEORGE T. GORMAN
                                GAYLE E. SCHMIDT

                    (Name of the Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   90339M-10-4
                      (CUSIP Number of Class of Securities)



                              BRIAN M. LIDJI, ESQ.
                             SAYLES, LIDJI & WERBNER
                           A PROFESSIONAL CORPORATION
                                RENAISSANCE TOWER
                                   44TH FLOOR
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                            TEL. NO.: (214) 939-8700

                                       AND

                            GERALD J. GUARCINI, ESQ.
                      BALLARD SPAHR ANDREWS INGERSOLL, LLP
                               1735 MARKET STREET
                             PHILADELPHIA, PA 19103
                            TEL. NO.: (215) 864-8625

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)



                                 WITH A COPY TO:

                              WM. DAVID CHALK, ESQ.
                                PIPER RUDNICK LLP
                                6225 SMITH AVENUE
                            BALTIMORE, MARYLAND 21209
                            TEL. NO.: (410) 580-3000

         This statement is filed in connection with (check the appropriate box):

         a.    [X]    The filing of solicitation materials or an information
                      statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.    [ ]    The filing of a registration statement under the
                      Securities Act of 1933.

         c     [ ]    A tender offer.

         d     [ ]    None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

         Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            CALCULATION OF FILING FEE

                Transaction Valuation*          Amount of Filing Fee**
                    $24,868,650.00                     $2,288.00



* For purposes of calculating the filing fee only. Determined by (i) multiplying $4.25 by 5,731,351 shares of Common Stock, and (ii) multiplying the difference between $4.25 and the exercise price of each outstanding option or warrant to purchase an aggregate of 408,327 shares of Common Stock.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

         [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  $2,288.00
Form or Registration No.:                Schedule 14A
Filing Party:                            U.S. Vision, Inc.
Date Filed:                              June 17, 2002

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER AGREEMENT OR THE PROPOSED MERGER, DETERMINED IF THE PROXY STATEMENT IS ADEQUATE OR ACCURATE, OR DETERMINED THE FAIRNESS OR MERITS OF THE PROPOSED MERGER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  INTRODUCTION

         This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E--3") is being filed by U.S. Vision, Inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the "Company"), and the following individuals/entities:
George E. Norcross, III, a director and significant stockholder of the Company, William A. Schwartz, Jr., Chairman of the Board, President, Chief Executive Officer and a significant stockholder of U.S. Vision, Sandra T. Norcross, the wife of George E. Norcross, III and a stockholder of the Company, Joseph J. Roberts, Jr., a director and stockholder of the Company, Indiana Pacific Capital Trust, a stockholder of the Company, Philip A. Norcross, a stockholder of the Company and the brother of George E. Norcross, III, George T. Gorman, President-Retail of the Company, and Gayle E. Schmidt, Executive Vice President and Chief Operating Officer of the Company (collectively referred to as the "Affiliated Stockholders").

         The purpose of this final amendment to Schedule 13E-3 is to report that the Agreement and Plan of Merger by and between Kayak Acquisition Corp., a Delaware corporation, and the Company dated as of May 14, 2002 (the "Merger Agreement"), was adopted and the merger was approved by the stockholders of the Company at a special meeting of stockholders held on October 30, 2002 (the "Special Meeting") and that the merger was consummated on October 31, 2002. Pursuant to the Merger Agreement, in the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the "Common Stock") (except for shares of Common Stock held by stockholders who exercise their appraisal rights) of the Company has been cancelled and automatically converted into the right to receive $4.25 in cash, without interest (except for each share of Common Stock held by the Affiliated Stockholders). Also pursuant to the Merger Agreement, all outstanding stock options and warrants (except for options and warrants held by the affiliated Stockholders), whether or not exercisable as of the effective time of the merger, became fully vested and exercisable immediately prior to the effective time of the merger and entitle the holder, without payment of the exercise price for the shares subject to such option, to receive in cash from the Company an amount determined by multiplying (a) the excess, if any, of $4.25 over the applicable exercise price per share of common stock subject to such stock options and warrants by (b) the total number of shares of common stock subject to such stock options and warrants, less the amount of withholding or other taxes required to be withheld. The Common Stock has been delisted from the Nasdaq National Market and will be deregistered with the Securities and Exchange Commission.

Item 5 is hereby amended and supplemented as follows:

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         At the Special Meeting, the stockholders of the Company voted to adopt the Merger Agreement. The Merger Agreement was adopted by holders of the Common Stock, in person or by proxy, representing 5,206,550 votes of the shares of Common Stock, which was approximately 67% in voting power of the shares of Common Stock outstanding on the record date for the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the merger became effective on October 31, 2002. Holders of the Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment of their shares of Common Stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (c)(1)   The merger was consummated on October 31, 2002.

Item 10 is hereby amended and supplemented as follows:

ITEM 10.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         (a),(d)  Source of Funds; Borrowed Funds.

         The Company entered into definitive financing arrangements with the following parties to finance its purchase of each issued and outstanding share of Common Stock (except for shares of Common Stock held by stockholders who exercise their appraisal rights and Common Stock held by the Affiliated Stockholders) for $4.25 in cash and the in-the-money portion of all outstanding options and warrants, except those options and warrants held by the Affiliated
Stockholders:

         1. Commerce Bank, N.A. On October 30, 2002, the Company entered into a new credit facility with Commerce Bank, N.A. This facility includes a $17,500,000 line of credit note (the "Revolving Note") and a $15,000,000 term loan note (the "Term Note"). The Revolving Note bears interest at a per annum rate equal to the lower of prime plus 1.5% or LIBOR plus 3.75%, is secured by substantially all assets of the Company and matures on October 31, 2004, unless extended by the parties. The Term Note bears interest at the per annum rate of 9%, is secured by substantially all assets of the Company and matures on October 31, 2007. This credit facility prohibits the payment of dividends and contains customary covenants. The Company must also maintain certain financial ratios pertaining to its net worth, current ratio, ratio of debt to net worth and ratio of cash to fixed charges.

         2. Vendor Debt. On October 30, 2002, the Company entered into extended commercial payment terms with one of its lens vendors, Sola International, in the amount of $4,000,000. This obligation is subordinate to the Commerce Bank debt, is unsecured, bears interest at the per annum rate of 6% and is due and payable in November 2007. The Company also received $4,000,000 of financing from its vision care partner by executing a subordinated note dated as of October 30, 2002, payable to Cole National Corporation in the stated principal amount of $4,000,000. The Cole debt is subordinate to the Commerce Bank debt, is unsecured, bears interest at the per annum rate of 8.75% and is due and payable in full on December 1, 2003.

         3. Affiliated Stockholder Debt.

         On October 30, 2002, the Company also received a total of $3,400,000 from certain Affiliated Stockholders of the Company (Messrs. George E. Norcross III, Philip A. Norcross, Joseph J. Roberts, Jr., and William A. Schwartz, and Ms. Sue Hudson). This debt is also subordinate to the Commerce Bank debt, bears interest at the per annum rate of prime plus 1%, is unsecured, and is due and payable in full on October 31, 2007.

Item 16 is hereby amended and supplemented as follows:

ITEM 16.        EXHIBITS.

         (a)(1) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 26, 2002 (incorporated herein by reference to the Proxy Statement).

         (a)(2) Press release issued by U.S. Vision, Inc., dated May 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Vision, Inc., on May 16, 2002).

         (a)(3)   Press release issued by U.S. Vision, Inc., dated October 31,
2002.

         (b)(1) Loan and Security Agreement, dated October 30, 2002 by and among Commerce Bank, N.A. and U.S. Vision, Inc., Styl-Rite Optical Mfg. Co., Inc., USV Optical, Inc., and U.S. Vision Holdings, Inc.

         (b)(2) Vendor A Financing Agreements dated as of the 30th day of October, 2002.

         (b)(3) Vendor B Financing Agreements dated as of the 30th day of October, 2002.

         (b)(4) Form of Affiliated Stockholder Financing Agreements dated as of the 30th day of October, 2002.

         (c)(1) Opinion of Commerce Capital Markets, Inc., dated as of September 26, 2002 (incorporated herein by reference to Annex B of the Proxy Statement).

         (c)(2) Materials prepared by Commerce Capital Markets and presented to the Special Committee of the Board of Directors of the Company on April 23, 2002.

         (d)(1) Agreement and Plan of Merger, dated as of May 14, 2002, by and among Kayak Acquisition and the Company (incorporated herein by reference to Annex A of the Proxy Statement).*

         (d)(2) First Amendment to Employment Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and William A. Schwartz, Jr.*

         (d)(3) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and William A. Schwartz, Jr.*

         (d)(4) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and George T. Gorman.*

         (d)(5) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and Gayle E. Schmidt.*

         (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

----------
* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 8, 2002


                                      U.S. VISION, INC.


                                      By:  /s/  Carmen J. Nepa, III
                                         --------------------------
                                      Name:  Carmen J. Nepa, III
                                      Title:  Senior Vice President & Chief
                                      Financial Officer


                                      /s/  George E. Norcross, III
                                      ----------------------------
                                      George E. Norcross, III


                                      /s/  William A. Schwartz, Jr.
                                      -----------------------------
                                      William A. Schwartz, Jr.


                                      /s/  Sandra T. Norcross
                                      -----------------------
                                      Sandra T. Norcross


                                      /s/  Joseph J. Roberts, Jr.
                                      ---------------------------
                                      Joseph J. Roberts, Jr.


                                      /s/  Philip A. Norcross
                                      -----------------------
                                      Philip A. Norcross


                                      /s/  George T. Gorman
                                      ---------------------
                                      George T. Gorman


                                      /s/  Gayle E. Schmidt
                                      ---------------------
                                      Gayle E. Schmidt

                                      INDIANA PACIFIC CAPITAL TRUST

                                      By:  /s/  Philip A. Norcross
                                         -------------------------
                                      Name:  Philip A. Norcross
                                      Title:  Trustee

                                 EXHIBIT INDEX

EXHIBIT NUMBER                               DESCRIPTION
----------------    ------------------------------------------------------------

(a)(1) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 26, 2002.*

(a)(2) Press release issued by U.S. Vision, Inc., dated May 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Vision, Inc., on May 16, 2002).

(a)(3)              Press release issued by U.S. Vision, Inc., dated October 31,
                    2002.

(b)(1) Loan and Security Agreement, dated October 30, 2002 by and among Commerce Bank, N.A. and U.S. Vision, Inc., Styl-Rite Optical Mfg. Co., Inc., USV Optical, Inc., and U.S. Vision Holdings, Inc.

(b)(2) Vendor A Financing Agreements dated as of the 30th day of October, 2002.

(b)(3) Vendor B Financing Agreements dated as of the 30th day of October, 2002.

(b)(4) Form of Affiliated Stockholder Financing Agreements dated as of the 30th day of October, 2002.

(c)(1) Opinion of Commerce Capital Markets, Inc., dated as of September 26, 2002 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Materials prepared by Commerce Capital Markets and presented to the Special Committee of the Board of Directors of the Company on April 23, 2002.*

(d)(1) Agreement and Plan of Merger, dated as of May 14, 2002, by and among Kayak Acquisition and the Company (incorporated herein by reference to Annex A of the Proxy Statement).*

(d)(2) First Amendment to Employment Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and William A. Schwartz, Jr.*

(d)(3) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and William A. Schwartz, Jr.*

(d)(4) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and George T. Gorman.*

(d)(5) First Amendment to Incentive Stock Option Agreement, dated as of September 23, 2002 by and between U.S. Vision, Inc. and Gayle E. Schmidt.*

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

----------
* Previously filed.